UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Span-America Medical Systems, Inc.

(Name of Subject Company)

Span-America Medical Systems, Inc.

(Name of Person Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

846396109

(CUSIP Number of Class of Securities)

James D. Ferguson

Chief Executive Officer

Span-America Medical Systems, Inc.

70 Commerce Center

Greenville, South Carolina 29615

Tel: (864) 288-8877

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Eric K. Graben

Wyche, P.A.

44 E. Camperdown Way

Greenville, SC 29601

Tel: (864) 242-8200

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents relating to the proposed acquisition of Span-America Medical Systems, Inc. (“Span-America” or the “Company”), a South Carolina corporation, pursuant to the terms of an Agreement and Plan of Merger dated as of May 1, 2017 (the “Merger Agreement”), by and among the Company, Savaria Corporation, an Alberta, Canada corporation (“Parent”), and Savaria (SC) Inc., a South Carolina corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”) providing for the acquisition of the Company by Parent in an all cash transaction, consisting of a tender offer (the “Offer”), followed by a subsequent back-end merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned indirect subsidiary of Parent:

1.	a form of a press release issued by the Company, first used or made available on May 1, 2017, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference;

2.

a form of letter sent to the Company’s employees related to the proposed acquisition of the Company, first used or made available on May 1, 2017, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference;

3.

a list of employee frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on May 1, 2017, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference;

4.

a form of letter sent to the Company’s vendors and suppliers related to the proposed acquisition of the Company, first used or made available on May 1, 2017, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference;

5.

a list of vendors and/or suppliers frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on May 1, 2017, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference;

6.

a form of letter sent to the Company’s customers related to the proposed acquisition of the Company, first used or made available on May 1, 2017, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference; and

7.

a list of customers frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on May 1, 2017, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

The information set forth under Items 1.01, 3.02, 5.02, 5.03, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on May 1, 2017 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information about the Proposed Offer and Merger and Where to Find It

The proposed transaction described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any of the securities of the Company. The solicitation and the offer to buy the shares of Company common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that the Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the proposed transaction. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the proposed transaction free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at www.spanamerica.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Forward-Looking Statements

This preliminary communication on Schedule 14D-9 contains “forward-looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and the Company’s future performance, as well as management’s current expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Forward-looking statements are statements that do not relate strictly to historical or current facts. These statements may include words such as “guidance,” “anticipate,” “estimate,” “expect,” “forecast,” “project,” “plan,” “intend,” “believe,” “confident,” “may,” “should,” “can have,” “likely,” “future” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

Examples of such statements in this preliminary communication on Schedule 14D-9 include without limitation statements regarding the planned completion of the Offer and the Merger, each as defined in the Merger Agreement. These forward-looking statements are subject to a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are: (a) uncertainties as to the percentage of the Company’s shareholders tendering their shares in the Offer, (b) the possibility that competing offers will be made, (c) the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, or delay the consummation of the Merger, (d) the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, vendors and other business partners,(e) the risk that shareholder or other litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability, (f) the inability to achieve anticipated sales growth in the medical and custom products segments, (g) the possibility of a loss of a key customer or distributor for our products, (h) risks related to international operations and foreign currency exchange associated with our Canadian subsidiary, (i) the possibility of having material uncollectible receivables from one or more key customers or distributors, (j) the potential for volatile pricing conditions in the market for polyurethane foam, (k) raw material cost increases, (l) the possibility that some or all of our medical products could be determined to be subject to the 2.3% medical device excise tax imposed by the Affordable Care Act, (m) the potential for lost sales due to competition from low-cost foreign imports, (n) changes in relationships with large customers or key suppliers, (o) uncertainty about whether or not we will be awarded or continue to be awarded one-time seasonal promotions with major retailers, which can have a large impact on annual revenues and earnings, (p) the impact of competitive products and pricing, (q) government reimbursement changes in the medical market, (r) FDA and Health Canada regulation of medical device manufacturing, and (s) and the other risk factors detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended October 1, 2016 and other filings with the SEC, which can be found at the SEC’s website www.sec.gov. The discussions of these risks are specifically incorporated by reference in this schedule. We disclaim any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of a press release issued by the Company, first used or made available on May 1, 2017.

99.2	Form of letter sent to the Company’s employees related to the proposed acquisition of the Company, first used or made available on May 1, 2017.

99.3	List of employee frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on May 1, 2017.

99.4	Form of letter sent to the Company’s vendors and suppliers related to the proposed acquisition of the Company, first used or made available on May 1, 2017.

99.5	List of vendors and/or suppliers frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on May 1, 2017.

99.6	Form of letter sent to the Company’s customers related to the proposed acquisition of the Company, first used or made available on May 1, 2017.

99.7	List of customers frequently asked questions and answers related to the proposed acquisition of the Company, first used or made available on May 1, 2017.

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